Exhibit 1

Reconciliation to Accounting Principles Generally Accepted in the U.S.

The Company’s unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2009 and 2008 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company’s unaudited interim consolidated financial statements been prepared on the basis of accounting principles generally accepted in the United States (“U.S. GAAP”):

(Canadian funds in thousands of dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statements of loss and deficit:
Loss and comprehensive loss under Canadian GAAP	$(6,194)	$(71,242)	$(15,653)	$(48,260)
Amortization of capitalized interest (b)	—	(95)	—	(288)
Tax liability on flow-through financing (d)	—	—	—	(407)
Accretion expense relating to convertible notes (g)	—	—	—	(565)
Amortization of deferred financing costs (g)	—	(9)	—	(117)
Fair value adjustment on embedded derivatives (g)	84	3,419	774	429
Fair value adjustment on share purchase warrants - liability (h)	753	3,419	3,178	429
Transaction costs relating to a business combination (a)	—	—	(884)	—
Loss and comprehensive loss under U.S. GAAP	$(5,357)	$(67,927)	$(12,585)	$(49,208)
Basic loss per share under U.S. GAAP	$(0.05)	$(0.81)	$(0.13)	$(0.60)
Diluted loss per share under U.S. GAAP	$(0.05)	$(0.81)	$(0.13)	$(0.60)
Weighted average number of shares outstanding
Basic and diluted	104,099,989	83,832,622	94,592,696	81,903,252

The following table presents amounts for those balance sheet accounts which would have been reported differently had the Company’s unaudited interim consolidated financial statements been prepared on the basis of U.S. GAAP:

Balance sheets:	September 30, 2009	December 31, 2008
	(unaudited)

Current assets	$118,319	$106,540
Mining interests (a),(b)	90,080	32,573
Liabilities – common share purchase warrants (g),(h)	978	1,021
Common share capital and common share purchase warrants (a),(c),(d),(g),(h)	577,655	485,273
Contributed surplus	670	2,305
Deficit (c),(d),(g),(h)	(384,704)	(370,768)

(a)   The U.S. GAAP requirements for reporting transactions relating to a business combination vary from those utilized by the Company in its unaudited interim consolidated financial statements prepared on the basis of Canadian GAAP.  Under U.S. GAAP, the following disclosure would have been reported:

Acquisition of Cadiscor Resources Inc.

On March 31, 2009 the Company announced that they had entered into a definitive agreement pursuant to which the Company would acquire, by way of a plan of arrangement, all of the outstanding common shares of Cadiscor in an all-equity transaction. Coincident with the signing of the definitive agreement, the Company advanced to Cadiscor a total of $7.5 million, pursuant to the purchase of a $5.4 million, 12% convertible debenture, and a $2.1 million, 12% debenture, the proceeds of which would be used by Cadiscor to bring the Sleeping Giant mine in Quebec back into production. Both debentures have a term of 18 months and are secured by a first charge on Cadiscor’s assets.

Effective May 26, 2009, the Company acquired 100 percent of the outstanding common shares of Cadiscor in an all-equity transaction. The results of Cadiscor’s operations have been included in these consolidated financial statements since the date of acquisition.

Pursuant to the acquisition agreement, Cadiscor shareholders received 0.33 common shares of the Company for each common share of Cadiscor. The Company issued 14.5 million common shares on closing at a price of $2.66 per share based on the closing stock price of the Company’s common shares on May 26, 2009.

In addition, all of Cadiscor’s outstanding stock options and warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. Approximately 0.9 million stock options and 1.4 million warrants were issued by the Company in the exchange. The Company recorded $1.6 million and $2.0 million as part of the purchase consideration, representing the fair value of these stock options and warrants respectively. The Company also assumed the equity conversion option relating to convertible debentures with an assigned fair value of $3.3 million at the date of acquisition.

The following table summarizes the estimated preliminary fair value of the assets acquired and liabilities assumed as at the date of acquisition:

ASSETS
Current Assets
Cash and cash equivalents	$7,248
Taxes recoverable	461
Inventories	420
Other assets	559
8,688
Mining interests	50,284
Mine restoration deposit	1,769
$60,741
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,732
Current portion of obligation under capital leases	7
1,739
Mine restoration obligation	2,537
Long-term debt	11,066
Obligation under capital leases	27
$15,369
Net assets acquired	$45,372
TOTAL PURCHASE CONSIDERATION
Common share capital	$38,457
Stock options	1,582
Purchase warrants	2,003
Convertible rights on convertible debenture	3,330
Total purchase price	$45,372

Under Canadian GAAP, the Company applied a closing common share price of $1.89 per share based on the volume weighted average closing stock price of the Company’s common shares for the period from March 27, 2009 to April 2, 2009.

As a result of using that share price, under Canadian GAAP, the stock options and warrants exchanged for equivalent instruments in the Company were recorded at a value of $1.0 million and $1.2 million respectively and the equity conversion option relating to convertible debentures was assigned a fair value of $1.4 million at the date of acquisition.

In addition, under Canadian GAAP, transaction costs incurred as part of a business combination were included in the acquisition price. These transaction costs must be expensed as incurred under U.S. GAAP.

(b)   Under Canadian GAAP, the Company capitalizes interest on major projects where direct indebtedness has occurred and commences amortization upon reaching commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. For 2009, interest of $nil (2008 - $nil), respectively, has been capitalized related to the investment in the underground development at the Lac des Iles mine, which reached commercial production during the first quarter of 2006. Upon the underground mine reaching commercial production, the Company commenced amortization of interest capitalized for the underground development, in addition to the amortization of interest amounts previously capitalized under U.S. GAAP.

For the nine months ended September 30, 2009, the Lac des Iles mine, to which the above capitalized interest relates, remained on care and maintenance. As a result, no production existed and no amortization was recorded based on the mine’s use of the unit of production method to amortize its mining assets.

(c)   Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 as at September 30, 2009 and December 31, 2008.

(d)   Under U.S. GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

(e)   U.S. GAAP requires that amounts totaling 5% or more of current liabilities be identified separately. As at September 30, 2009, these amounts were as follows: trade payables and accruals - $6,276 (December 31, 2008 - $11,215); other accruals - $1,088 (December 31, 2008 - $2,782).

(f)    U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

(g)  Under Canadian GAAP, the components of the convertible notes payable must be bifurcated and accounted for separately as debt and equity instruments. The attached warrants are separable from the convertible notes and are accounted for as an equity instrument.

Under U.S. GAAP the Company allocated the residual amount of the gross proceeds received to the convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. The Company allocated the Series I proceeds as follows: US$18,504 to the debt, US$10,060 to the embedded derivatives and US$6,436 to the warrants. The Company allocated the Series II proceeds as follows: US$9,952 to the debt, US$2,092 to the embedded derivatives and US$1,456 to the warrants.

Differences in U.S. GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expenses, amortization of deferred financing costs and from the fair value re-measurement of the warrant and embedded derivatives as liabilities each reporting period under U.S. GAAP.  These convertible notes were fully repaid prior to December 31, 2008.  As a result, these differences only affect reported balances relating to 2008, with the exception of the warrants that must be adjusted to fair value at each reporting date.

(h)   Under U.S. GAAP, common share purchase warrants denominated in a foreign currency are presented as a liability and subsequent changes in fair value are recorded in the consolidated statements of loss and deficit at each reporting date.  Additional disclosure is also included regarding the Company’s current year adoption of Codification Topic 815-40 — Contracts in entity’s own equity (formerly EITF 07-5 — Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock).

Adoption of new United States accounting pronouncements

FASB Accounting Standards Codification (“ASC”)

On July 1, 2009, the Company adopted the FASB Accounting Standard Codification (“ASC”) (formerly SFAS No. 168, ‘‘The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162’’). The ASC is the single source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification reorganized the thousands of GAAP pronouncements into accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections within the Codification. On the effective date of the ASC, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non grandfathered non-SEC accounting literature not included in the Codification became non authoritative. The ASC was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the ASC changed the Company’s references to US GAAP accounting standards but did not have any impact on the consolidated financial statements.

Codification Topic 820 — Fair Value Measurements

Codification Topic 820, (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS 157”)) was issued September 2006.  The Statement provides guidance for using fair value to measure assets and liabilities.  The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements.  This Statement does not expand the use of fair value measurements in any new circumstances.  Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts.  Codification Topic 820 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on January 1, 2008. The adoption of Codification Topic 820 on January 1, 2008 had no material impact on the consolidated financial statements of the Company.

Codification Topic 825 — Fair Value Option

In February 2007, the FASB issued Codification Topic 825, (formerly FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities).  This statement permits entities the option to measure financial instruments at fair value, thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. This statement is effective for the Company beginning January 1, 2008.  The adoption of Codification Topic 825 on January 1, 2008 had no material impact on the consolidated financial statements of the Company.

Codification Topic 805 — Business Combinations

In December 2007, the FASB issued Codification Topic 805, (formerly SFAS 141R), a revised standard on accounting for business combinations. The standard is converged with proposals issued by the Accounting Standards Board (“AcSB”) and the International Accounting Standards Board (“IASB”) on this subject. The major changes to accounting for business combinations are summarized as follows:

•                  All business acquisitions would be measured at fair value

•                  The existing definition of a business would be expanded

•                  Pre-acquisition contingencies would be measured at fair value

•                  Most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)

•                  Obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)

•                  Liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of Codification Topic 420 — Exit or Disposal Cost Obligations, (formerly SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities), as of the acquisition date.

•                  Non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•                  Goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

•                  In accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

The statement is effective for business combinations occurring in the first annual reporting period beginning on or after December 15, 2008 and is to be applied prospectively. The Company has applied this new standard to the acquisition reported in the nine month period ended September 30, 2009.

Codification Topic 815 — Derivatives and Hedging

In March 2008, the FASB issued Codification Topic 815, (formerly Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”)). Codification Topic 815 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. Codification Topic 815 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. Codification Topic 815 became effective for fiscal years and interim periods beginning after November 15, 2008. The Company did not identify any material impact on its reconciliation of accounting principles generally accepted in the US as a result of applying Codification Topic 815.

Codification Topic 815-40 — Contracts in entity’s own equity

In June 2008, the FASB ratified Codification Topic 815-40, (formerly EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”). Codification Topic 815-40 provides guidance in determining whether or not derivative financial instruments are indexed to a Company’s own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years. On January 1, 2009, the Company adopted Codification Topic 815-40 which defines when adjustment features within contracts are considered to be equity-indexed, in order to determine whether an instrument meets the definition of a derivative under Codification Topic 815, (formerly SFAS 133). The adoption of Codification Topic 815-40 affects the accounting for the US$ denominated common share purchase warrants, which are considered derivative instruments and are required to be measured at fair value. There is no similar requirement under Canadian GAAP. The cumulative effect of the change in accounting principle for US GAAP is recognized as a reclassification of $3.9 million to Share Purchase Warrant-Liability and an adjustment to the opening balance of retained earnings of $2.1 million with a corresponding $6.0M decrease in Share Purchase Warrants as at January 1, 2009. For the three months ended September 30, 2009, there is a increase in Other income (expense) of $0.8 million and for the nine-months ended September 30, 2009, there is an increase of $3.2 million, net of taxes of $nil, with a corresponding decrease in Share Purchase Warrant-Liability.